Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

January 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Alberto Zapata, Esquire

Re:	Nationwide Mutual Funds
File No. 811-08495

Dear Mr. Zapata:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Large Cap Equity Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on January 19, 2018, with regard to the Preliminary Proxy Statement (the "Proxy Statement") filed by the Registrant on Schedule 14A.  The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the "SEC") on January 8, 2018 pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into the Registrant's Definitive Proxy Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

U.S. Securities and Exchange Commission

General

1.
Comment: According to Section 8(b)(1) of the Investment Company Act, the Fund's registration statement should contain disclosure pertaining to the Fund's policies regarding concentration of portfolio investments.  Please confirm that the Fund's registration statement contains such disclosure.

Response: The Registrant confirms that the Fund's registration statement contains disclosure pertaining to the Fund's policies regarding concentration of portfolio investments.

Proxy Statement

2.
Comment:  On page 2, disclosure included under the headings "May I revoke my proxy?" and "What if my shares are held in a brokerage account?" states that a shareholder may revoke his or her proxy by forwarding a "later-dated proxy card" to the Fund.  Please include additional disclosure defining "later-dated proxy card".

Response: The disclosure under the heading "May I revoke my proxy?" has been revised to define "later-dated proxy card" as follows:

You may revoke your proxy at any time before it is voted by forwarding a written revocation or another proxy card that is properly signed and dated with a date subsequent to the date of your original proxy card ("later-dated proxy card") to the Fund at or prior to the Meeting, or by attending the Meeting and voting in person.

3.
Comment: On page 3, disclosure under the heading "Why is the Board recommending approval of the elimination of the Fund's fundamental investment restriction relating to diversification?" states that the current subadviser to the Fund began serving upon the resignation of the previous subadviser.  Please include additional disclosure discussing the reasons for the previous subadviser's resignation.

Response: The disclosure has been revised to read as follows:

Diamond Hill Capital Management, Inc. ("Diamond Hill" or the "Subadviser") began serving as subadviser to the Fund on November 13, 2017, upon the resignation of the Fund's prior subadviser, who determined to exit the mutual fund subadvisory business, and following approval by the Trust's Board of Trustees (the "Board") at a meeting held earlier in November.

U.S. Securities and Exchange Commission

4.
Comment: In the second paragraph on page 4, please consider adding additional disclosure differentiating the "Concentrated Strategy" that is proposed to be implemented from the legal term "concentrated" as it is used in the Investment Company Act.

Response: The following disclosure has been added to the end of the third paragraph under the heading "Why is the Board recommending approval of the elimination of the Fund's fundamental restriction relating to diversification?":

Although the Concentrated Strategy would permit the Fund to pursue a non-diversified portfolio, the Fund remains subject to a fundamental investment restriction regarding portfolio concentration which prohibits the Fund from purchasing securities of any issuer if, as a result, 25% or more (taken at current value) of the Fund's total assets would be invested in the securities of issuers, the principal activities of which are in the same industry.

5.
Comment: The second paragraph on page 4 states that the Concentrated Strategy could benefit the Fund "because of its potential for achieving superior long-term performance compared to the Fund's benchmark." Please add additional disclosure discussing why use of the Concentrated Strategy could lead to superior long-term performance.

Response: The following disclosure has been added after the second sentence of the second paragraph on page 4:

NFA further advised the Board that the Concentrated Strategy's performance over short periods of time could fluctuate, but that the Concentrated Strategy had outperformed the Non-Concentrated Strategy over the long term.

6.
Comment:  The second paragraph on page 4 states that the Concentrated Strategy is currently not in use for a publicly available mutual fund.  Please supplementally identify any private funds advised by the subadviser that use the Concentrated Strategy.

Response: The Subadviser currently only offers the Concentrated Strategy through separate accounts.

7.
Comment: In the third paragraph on page 4, please add additional disclosure discussing what the Board weighed and considered in approving the proposal to change the Fund's classification from a diversified investment company to a non-diversified investment company.

U.S. Securities and Exchange Commission

Response: The Registrant submits that the Board considered the information that NFA provided a the meeting of the Board, as described in the current disclosure.  However, the last paragraph of the section has been revised to clarify this point as follows:

The Board, having considered the information provided by NFA, as described above, approved the proposal to change the Fund's classification to a non-diversified investment company, and also approved the Fund's implementation of the Concentrated Strategy, subject to shareholder approval of the proposal.

The change of the Fund's classification to a non-diversified investment company requires the approval of the Fund's shareholders, as described in more detail below.

8.
Comment: The last sentence on page 4 states, "If the Fund's shareholders approve the Proposal, the elimination of the investment restriction will be effective on or about [ ]."  Please include additional disclosure explaining when the new strategy is expected to be implemented following the elimination of the investment restriction.

Response: The following disclosure has been added:

If the Fund's shareholders approve the Proposal, the Subadviser intends to implement the Concentrated Strategy for the Fund within a short period of time following such shareholder approval.

9.
Comment:  The sentence beginning on page 6 and continuing on to page 7 states that the Fund will reimburse "brokerage firms and others for their expenses in forwarding materials to the beneficial owners of shares of the Fund and soliciting them to execute voting instructions."  Please add additional disclosure discussing the amount of costs which the Fund expects to reimburse.

Response: The Registrant respectfully declines to add the requested disclosure as the Fund is unable to determine, without undue hardship, whether or not the many brokerage firms and others will forward materials to the beneficial owners of shares of the Fund and the expenses they might incur in doing so.

Proxy Card

10.
Comment: The Proxy card includes an item "to vote on any other business that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof."  Please consider moving this to the preamble.

Response: The following disclosure has been added to the end of the preamble:

U.S. Securities and Exchange Commission

, and to vote on any other business that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Proxy Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire